EXHIBIT K

Concerned Shareholders of Cano Health Issue Open Letter Regarding the Board’s Entrenchment Maneuvers and Latest Governance Failures

Group Believes Board Has Disregarded Shareholders’ Concerns by Appointing Solomon Trujillo as “Independent” Chairman

Highlights Conflicting Financial Arrangements and Interlocks Among Board Members, Including Mr. Trujillo and Chief Executive Officer Marlow Hernandez

Reiterates Demand that the Board Respect the Wishes of Shareholders by Making Necessary Leadership Changes or Reopening the Window to Nominate Director Candidates and Submit Proposals at 2023 Annual Meeting

April 26, 2023 08:30 AM Eastern Daylight Time

NEW YORK & MIAMI--(BUSINESS WIRE)--Elliot Cooperstone, Lewis Gold and Barry Sternlicht (collectively with certain of their affiliates, the “Group” or “we”), who recently resigned as members of the Board of Directors (the “Board”) of Cano Health, Inc. (“Cano” or the “Company”) (NYSE: CANO), today issued the below letter to shareholders.

***

Fellow Shareholders,

Our group, which collectively holds an approximately 36% equity position in Cano, is writing in response to the Company’s April 17th announcement that Solomon “Sol” Trujillo has succeeded Dr. Marlow Hernandez – the Company’s Chief Executive Officer – as Chairman. Mr. Trujillo’s appointment is another clear attempt to entrench the current Board and insulate Dr. Hernandez from much-needed accountability. Further, the Company’s recent press releases are full of misleading information and ignore the pressing issues on the minds of shareholders. In short, we believe the Board has even further damaged its credibility.

In our view, all shareholders should take note of the following points:

We believe the appointment of Mr. Trujillo as Chairman represents a self-interested entrenchment maneuver and slap in the face to concerned shareholders.

Rather than appointing a new Independent Chairman with deep healthcare services expertise and a reputation for great governance and value creation, the Company instead installed Mr. Trujillo, who is a former telecommunications executive with zero healthcare experience, has a well-documented history of questionable insider deals and is one of the primary enablers of the issues facing Cano today. Mr. Trujillo served for nearly two years as Lead Independent Director of a company that is rife with governance failures, a lack of transparency around related-party transactions and other conflicted arrangements, as well as atrocious financial performance. Mr. Trujillo’s unwarranted elevation is yet another slap in the face to Cano shareholders, whose questions regarding conflicts, related-party transactions and oversight of management remain unanswered.

Mr. Trujillo’s past is checkered with examples of cronyism and self-dealing, which is easily verified by a quick Google search. For example: Mr. Trujillo left Australian telecommunications company Telstra Group Limited in 2009 with an $11 million payout after years of shareholder discontent;1 was Chief Executive Officer of U.S. West, Inc. (“U.S. West”) when the Colorado Public Utilities Commission found that U.S. West had liberally violated its telecommunication service quality rules and was ordered to refund more than $11 million to customers;2 and, during a three-year stint as Chairman and Chief Executive Officer of Graviton, alienated employees and mismanaged the business – with a former human resources leader saying that the company’s demise can be attributed “a great extent” to Mr. Trujillo.3

Mr. Trujillo is far from independent, given his dealings with Cano and significant ties to other Board members. Examples include the following:

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Cano, a company in dire financial shape, recently spent hundreds of thousands of dollars sponsoring, alongside multi-billion dollar market capitalization companies, a 2022 conference put on by L’Attitude, LLC, where Mr. Trujillo is Managing Partner.[4] These sponsorship expenditures – which appear to provide limited relevant business benefits to Cano – came at a time when the Company was hemorrhaging cash and planning to terminate hundreds of employees. To our knowledge, none of Cano’s sponsorship payments to Mr. Trujillo’s organization L’Attitude have been disclosed in the Company’s filings as a related-party transaction.

•	Encantos, an education technology company chaired by Mr. Trujillo, received funding in 2022 from Morales Capital, a firm owned by Cano Board member and Audit Committee Chair Angel Morales.[5]

•	Mr. Trujillo and Cano director Jaqueline Guichelaar, who he recruited to the Cano Board, have served together on at least one other board.

Turning to the other remaining directors, it is confounding that these individuals, who hold or recently held senior positions at well-respected companies and who own almost no stock in Cano other than that received for their Board service, have remained loyal to Dr. Hernandez and Mr. Trujillo. This unfathomable fealty poses a grave risk to their reputations and raises significant questions about boardroom independence. We do not understand why these directors would blindly align themselves with conflicted individuals, who have apparently engaged in self-dealing and are responsible for epic failures of good corporate governance. For reference:

•
Ms. Guichelaar is SVP & General Manager of Customer Experience for Asia Pacific, Japan, and Greater China at Cisco Systems Inc. (NASDAQ: CSCO), previously held other senior roles at that company, and, prior to that, was the Group Chief Information Officer at Thomson Reuters Corporation (NYSE: TRI).

•
Kim M. Rivera is the Chief Legal and Business Officer of OneTrust LLC, a currently private company backed by Coatue, TCV, Softbank and Franklin Templeton. Ms. Rivera previously served as Special Advisor to the CEO, President, Strategy and Business Management and Chief Legal Officer at the Hewlett-Packard Company (NYSE: HPQ) and Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners Inc. (NYSE: DVA). Ms. Rivera is also currently an independent director at Thomson Reuters (NYSE:TRI).

•	Dr. Alan Muney was formerly the Chief Medical Officer of The Cigna Group (NYSE: CI) and is currently an advisor to Bain Capital and New Enterprise Associates.

We question how these individuals can credibly serve any company or investment firm while they oversee the egregious governance and ongoing value destruction at Cano.

Cano’s recent communications completely ignore related-party transactions and include misleading statements.

In its April 17th letter to shareholders, Cano conspicuously avoids addressing the numerous concerns we have raised regarding Dr. Hernandez’s pledging of stock for loans, related-party transactions and other evident abuses of power. Shareholders should see through this attempt to gloss over such glaring issues and question why Dr. Hernandez remains CEO of the Company. We also question whether there are additional undisclosed loans involving Dr. Hernandez and look forward to bringing this information to light if and when we learn more.

Cano also suggests that the three of us approved expansion transactions, self-dealing, questionable loans and other actions that our Group has recently condemned. The reality is that many decisions regarding transactions – dating back to Cano’s early days as a public company – seem to have been made on the basis of inaccurate information and flawed projections presented by management. It is disingenuous for the Company to shift the blame for its own malfeasance by saying that we supported each and every decision the Board made when the record will clearly show that we vocally opposed many of these actions and were overruled or just kept out of the loop.

Further, the Company’s continued argument that we are short-term investors is false. All three of us have substantial, decades-long track records of delivering for investors over the long-term at both public and private companies. We are also long-term investors in Cano: Elliot Cooperstone’s InTandem Capital Partners invested when Cano was a private company, as did Dr. Lewis Gold. Barry Sternlicht has been an investor since the de-SPAC transaction with his Jaws Acquisition Corp. We have no interest other than delivering great outcomes for shareholders, members and employees. We look forward to providing additional detail about the manner in which a de facto shadow Board ran roughshod over truly independent directors.

The Board must abide by its responsibility to represent all Cano shareholders by re-opening the nomination and proposal window so shareholders can make their voices heard.

We have received overwhelming support from our fellow shareholders and believe we speak for well in excess of the majority of shareholders of the Company. We question who this Board thinks it represents if not the shareholders?

We have not received a response from Cano regarding our demand to re-open the window for the nomination of director candidates and proposing other business at the 2023 Annual Meeting of Stockholders (the “Annual Meeting”). We reiterate that request and stand ready to work constructively to reconstitute the Board.

In addition, we remain convinced that Dr. Hernandez must be removed as Chief Executive Officer given his poor capital allocation, abysmal performance, and disregard for good corporate governance, transparency and ethics. We believe there are competent senior leaders in the Company who could manage through a transition and help Cano move forward and many qualified healthcare executives have reached out to offer to help restore the Company to a position where it can be successful once again. With new leadership and a reconstituted Board, the Company could free itself from its current governance morass and focus on its great mission of delivering for underserved patients, while creating value for shareholders.

We look forward to continuing to advocate for the best interests of Cano and all of its shareholders.

Sincerely,

Elliot Cooperstone	Lewis Gold	Barry Sternlicht

As a reminder, shareholders can privately contact the Company and request that their feedback be shared with the full Board by emailing investors@canohealth.com.

Shareholders may also reach the Group at CanoInvestorGroup@longacresquare.com. The Group will keep all conversations confidential, unless otherwise instructed.

1 Source: https://www.smh.com.au/business/companies/from-the-archives-sol-trujillo-s-11-1-million-farewell-20190225-p51009.html
2 Source: “Is Sol Trujillo the Most Incompetent Man In Business?” https://www.youtube.com/watch?v=DHb7kVFsW-U
3 Source: “Is Sol Trujillo the Most Incompetent Man In Business?” https://www.youtube.com/watch?v=DHb7kVFsW-U
4 Source: https://lattitude.net/sponsor-experiences/
5 Source: https://www.encantosworld.com/press/encantos-raises-5-7m-to-accelerate-digital-and-physical-subscription-products

Contacts
Investors:

HKL & Co., LLC
Peter Harkins, Jr. / Jordan Kovler
Toll-Free: (800) 326-5997
CANO@hklco.com

Media:

Longacre Square Partners
Greg Marose / Joe Germani
gmarose@longacresquare.com / jgermani@longacresquare.com